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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 13E-3
                        RULE 13e-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                           SHERIDAN HEALTHCARE, INC.
                              (NAME OF THE ISSUER)

                             VESTAR/SHERIDAN, INC.
                         VESTAR/SHERIDAN HOLDINGS, INC.
                         VESTAR/SHERIDAN INVESTORS, LLC
                           SHERIDAN HEALTHCARE, INC.
                               MITCHELL EISENBERG
                                 LEWIS D. GOLD
                              MICHAEL F. SCHUNDLER
                               GILBERT L. DROZDOW
                                 JAY A. MARTUS
                                ROBERT J. COWARD
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                       (TITLES OF CLASSES OF SECURITIES)

                             COMMON STOCK 823781109
                         CLASS A COMMON STOCK 823781208
                    (CUSIP NUMBER OF CLASSES OF SECURITIES)

                    JAMES L. ELROD, JR.                                      MITCHELL EISENBERG, M.D.
              VESTAR/SHERIDAN INVESTORS, LLC                                 SHERIDAN HEALTHCARE, INC.
                245 PARK AVENUE, 41ST FLOOR                               4651 SHERIDAN STREET, SUITE 400
                    NEW YORK, NY 10167                                          HOLLYWOOD, FL 33021
                      (212) 351-1600                                              (954) 964-2611

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
 TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)
                                   COPIES TO:

                   PETER J. GORDON, ESQ.                                   STEPHEN K. RODDENBERRY, ESQ.
                SIMPSON THACHER & BARTLETT                               AKERMAN, SENTERFITT, EIDSON, P.A.
                   425 LEXINGTON AVENUE                                     ONE SOUTHEAST THIRD AVENUE
                 NEW YORK, NEW YORK 10017                                           28TH FLOOR
                      (212) 455-2000                                           MIAMI, FLORIDA 33131

    This statement is filed in connection with (check the appropriate box):

    a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

    b. [ ] The filing of a registration statement under the Securities Act of 1933.

    c.  [X]  A tender offer.

    d.  [ ]  None of the above.

    Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

                           CALCULATION OF FILING FEE

------------------------------------------------------------------------------------------------
Transaction Valuation*
  $73,719,530.75                                               Amount of Filing Fee    $14,743.91
------------------------------------------------------------------------------------------------

    *For purposes of calculation of the filing fee only. The "Transaction Valuation" amount referred to above is the sum of the product of 6,586,816, the number of outstanding shares of Common Stock, par value $0.01 per share, and Class A Common Stock, par value $0.01 per share (collectively the "Shares"), and options to purchase 1,382,863 shares of Common Stock, outstanding of Sheridan Healthcare, Inc. as of March 28, 1999 and $9.25, the cash price per Share to be paid in the Offer (as defined herein). In accordance with Rule 0-11 under the Securities Exchange Act of 1934, the filing fee is determined by multiplying the amount calculated pursuant to the preceding sentence by 1/50th of one percent.

    [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $14,743.91
Form or Registration No.: 14D-1
Filing Party: Vestar/Sheridan, Inc., Vestar/Sheridan Holdings, Inc.,
              Vestar/Sheridan Investors, LLC
Date Filed: March 31, 1999
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

     This Rule 13E-3 Transaction Statement relates to a tender offer by Vestar/Sheridan, Inc., a Delaware corporation (formerly known as Vestar/Calvary, Inc.) (the "Purchaser") and a wholly owned subsidiary of Vestar/Sheridan Holdings, Inc., a Delaware corporation (formerly known as Vestar/Calvary Holdings, Inc.) ("Holdings") and a wholly owned subsidiary of Vestar/Sheridan Investors, LLC, a Delaware limited liability company (formerly known as Vestar/Calvary Investors, LLC) ("Parent"), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Common Stock"), and Class A Common Stock, par value $0.01 per share (the "Class A Common Stock" and, together with the Common Stock, the "Shares"), of Sheridan Healthcare, Inc., a Delaware corporation (the "Company"), at a price of $9.25 per Share net to the seller in cash and without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase dated March 31, 1999 (the "Offer to Purchase") and in the related Letters of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"), copies of which are filed as Exhibits (d)(1) and (d)(2) hereto.

     The following cross reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") filed by the Purchaser with the Securities and Exchange Commission on the date hereof of the information required to be included in response to the items of this Statement. The information in the Schedule 14D-1 which is attached hereto as Exhibit (g), including all exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by the provisions of the Schedule 14D-1.

                             CROSS-REFERENCE SHEET

                                                       WHERE LOCATED IN
ITEM IN SCHEDULE 13E-3                                  SCHEDULE 14D-1
----------------------                                 ----------------
Item 1(a)............................................  Item 1(a)
Item 1(b)............................................  Item 1(b)
Item 1(c)............................................  Item 1(c)
Item 1(d)............................................        *
Item 1(e)............................................        *
Item 1(f)............................................        *
Item 2(a)............................................  Item 2(a)
Item 2(b)............................................  Item 2(b)
Item 2(c)............................................  Item 2(c)
Item 2(d)............................................  Item 2(d)
Item 2(e)............................................  Item 2(e)
Item 2(f)............................................  Item 2(f)
Item 2(g)............................................  Item 2(g)
Item 3(a)............................................  Item 3(a)
Item 3(b)............................................  Item 3(b)
Item 4...............................................        *
Item 5...............................................  Item 5
Item 6(a)............................................  Item 4(a)
Item 6(b)............................................        *
Item 6(c)............................................  Item 4(b)
Item 6(d)............................................  Item 4(c)
Item 7(a)............................................  Item 5
Item 7(b)............................................        *
Item 7(c)............................................        *
Item 7(d)............................................        *

                                                       WHERE LOCATED IN
ITEM IN SCHEDULE 13E-3                                  SCHEDULE 14D-1
----------------------                                 ----------------
Item 8...............................................        *
Item 9...............................................        *
Item 10(a)...........................................  Item 6(a)
Item 10(b)...........................................  Item 6(b)
Item 11..............................................  Item 7
Item 12(a)...........................................        *
Item 12(b)...........................................        *
Item 13..............................................        *
Item 14(a)...........................................        *
Item 14(b)...........................................        *
Item 15(a)...........................................        *
Item 15(b)...........................................  Item 8
Item 16..............................................  Item 10(f)
Item 17(a)...........................................  Item 11(b)
Item 17(b)...........................................        *
Item 17(c)...........................................  Item 11(c)
Item 17(d)...........................................  Item 11(a)
Item 17(e)...........................................        *
Item 17(f)...........................................  Item 11(f)

---------------
* There is no applicable item contained in Schedule 14D-1.

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

     (a) The name of the issuer is Sheridan Healthcare, Inc., a Delaware corporation, and the address of its principal executive offices is 4651 Sheridan Street, Suite 400, Hollywood, Florida 33021. The answer to Item 1(a) of the
Schedule 14D-1 is incorporated herein by reference.

     (b) The exact title of each class of equity securities to which this statement relates is as follows: (i) Common Stock, par value $0.01 per share, of which 6,290,178 shares were outstanding and held by 46 holders of record, in each case, as of March 30, 1999, and (ii) Class A Common Stock, par value $0.01 per share, of which 296,638 shares were outstanding and held by one holder of record, in each case, as of March 30, 1999. The information set forth in the "INTRODUCTION" and in "SPECIAL FACTORS -- Effect of the Offer on the Markets for the Shares; Nasdaq Listing; Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference. The answer to Item 1(b) of the Schedule 14D-1 is incorporated herein by reference.

     (c) The information set forth in "THE TENDER OFFER -- Section 5" ("Price Range of Shares; Dividends"), "THE TENDER OFFER -- Section 8" ("Dividends and Distributions") and "SPECIAL FACTORS -- Financing of the Transactions" of the Offer to Purchase is incorporated herein by reference. The answer to Item 1(c) of the Schedule 14D-1 is incorporated herein by reference.

     (d) In 1997 and 1998, the issuer did not pay dividends to any holders of its Common Stock or Class A Common Stock. The Company's existing credit facility with NationsBank N.A. and the other lenders parties thereto prohibits the payment of cash dividends prior to the repayment of the outstanding balance in full. The information set forth in "THE TENDER OFFER -- Section 5" ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

     (e) Not applicable.

     (f) Except as set forth herein, since January 1, 1997, neither the issuer nor any affiliate thereof has made any purchases of shares. Under its Stock Repurchase Program, the Company repurchased a total of 424,000 shares of its Common Stock on the open market during the period July 1 though December 31, 1998, which shares were subsequently retired. Except as described below, the Company has not repurchased any shares of its Common Stock on the open market under its Stock Repurchase Program or otherwise since December 31, 1998. The average per share purchase price for these shares was $10.10 and $7.60 for the third and fourth quarters of 1998, respectively.

     From January 1, 1999 through March 24, 1999, the Company has purchased 1,275,046 shares of its Common Stock, given as consideration to the former shareholders of certain acquired practices, which shares have been or will be retired as well. The shares were purchased at prices ranging from $11.50 to
13.89 per share. The average price per share paid for these shares was $12.22. 885,000 of such shares were repurchased pursuant to the terms of purchase option agreements dated as of March 4, 1998 between the Company and various selling shareholders, as amended on May 6, 1998. Pursuant to certain guarantees made by the Company in such purchase option agreements, the Company is obligated to make payments to such selling shareholders on July 15, 1999 in the aggregate amount of $6.1 million.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d), (g) This Statement is filed by Holdings, Parent, Purchaser, the Company, Mitchell Eisenberg, Lewis D. Gold, Michael F. Schundler, Gilbert L. Drozdow, Jay A. Martus and Robert J. Coward. The information set forth in the "INTRODUCTION", "THE TENDER OFFER -- Section 6" ("Certain Information Concerning the Company") and "THE TENDER OFFER -- Section 7" ("Certain Information Concerning Purchaser, Parent and Holdings") of and Schedules II and III to the Offer to Purchase is incorporated herein by reference. The answer to Item 2 of
Schedule 14D-1 is incorporated herein by reference.

     (e)-(f) None of the Company, Mitchell Eisenberg, Lewis Gold, Michael Schundler, Gilbert Drozdow, Jay Martus, Robert Coward, Holdings, Parent, Purchaser, Vestar Capital Partners III, L.P., a Delaware limited partnership ("Vestar"), Vestar Associates III, L.P., a Delaware limited partnership ("VA III"), and

Vestar Associates Corporation III, a Delaware corporation ("VAC III"), or, to their best knowledge, any of the persons listed in Schedules II or III to the Offer to Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body or competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. The answer to Item 2 of Schedule 14D-1 is incorporated herein by reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

     (a)-(b) The information set forth in the "INTRODUCTION", "SPECIAL
FACTORS -- Background of the Transactions", "SPECIAL FACTORS -- The Merger Agreement and the Management Agreement", "SPECIAL FACTORS -- Purpose and Structure of the Transactions", "SPECIAL FACTORS -- Future Plans in Addition to the Merger" and "SPECIAL FACTORS -- Interests of Certain Persons in the Transactions" of the Offer to Purchase is incorporated herein by reference. Except as set forth herein, since January 1, 1997 there have been no contacts, negotiations or transactions required to be set forth in this item. The answer to Item 3 of Schedule 14D-1 is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

     (a) The information set forth in the "INTRODUCTION", "SPECIAL FACTORS
-- Purpose and Structure of the Transactions", "SPECIAL FACTORS -- Future Plans in Addition to the Merger", "SPECIAL FACTORS -- Interests of Certain Persons in the Transactions", "SPECIAL FACTORS -- The Merger Agreement and the Management Agreement" and "THE TENDER OFFER" of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in the "INTRODUCTION", "SPECIAL
FACTORS -- Interests of Certain Persons in the Transactions" and "SPECIAL FACTORS -- The Merger Agreement and the Management Agreement" of the Offer to Purchase is incorporated herein by reference.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a)-(e) The information set forth in the "INTRODUCTION", "SPECIAL
FACTORS -- Purpose and Structure of the Transactions", "SPECIAL
FACTORS -- Future Plans in Addition to the Merger", "SPECIAL
FACTORS -- Interests of Certain Persons in the Transactions", "SPECIAL
FACTORS -- The Merger Agreement and the Management Agreement", "THE TENDER OFFER -- Section 6" (Certain Information Concerning the Company"), "THE TENDER OFFER -- Section 7" ("Certain Information Concerning Purchaser, Parent and Holdings"), "SPECIAL FACTORS -- Financing of the Transactions" and "THE TENDER
OFFER -- Section 8" ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference. Except as set forth therein, there are no plans or proposals required to be set forth in this Item. The answer to Item 5 of the Schedule 14D-1 is incorporated herein by reference.

     (f)-(g) The information set forth in "SPECIAL FACTORS -- Certain Effects of the Transactions" and "SPECIAL FACTORS -- Effect of the Offer on the Markets for the Shares; Nasdaq Listing; Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference. The answer to Item 5 of the Schedule 14D-1 is incorporated herein by reference.

ITEM 6.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

     (a), (c) The information set forth in the "INTRODUCTION" and "SPECIAL FACTORS -- Financing of the Transactions" of the Offer to Purchase is incorporated herein by reference. The answer to Item 4 of the Schedule 14D-1 is incorporated herein by reference.

     (b) The information set forth in "THE TENDER OFFER -- Section 11" ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

     (d) Not applicable.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

     (a) The information set forth in the "INTRODUCTION," "SPECIAL
FACTORS -- Background of the Transactions", "SPECIAL FACTORS -- Recommendation of the Board of Directors; Fairness of the Transactions", "SPECIAL
FACTORS -- Opinions of the Financial Advisors", "SPECIAL FACTORS -- The Merger Agreement and the Management Agreement", "SPECIAL FACTORS -- Purpose and Structure of the Transactions" and "SPECIAL FACTORS -- Future Plans in Addition to the Merger" of the Offer to Purchase is incorporated herein by reference. The answer to Item 5 of the Schedule 14D-1 is incorporated herein by reference.

     (b)-(d) The information set forth in the "INTRODUCTION," "SPECIAL
FACTORS -- Background of the Transactions", "SPECIAL FACTORS -- Recommendation of the Board of Directors; Fairness of the Transactions", "SPECIAL
FACTORS -- Opinions of the Financial Advisors", "SPECIAL FACTORS -- Purpose and Structure of the Transactions", "SPECIAL FACTORS -- Future Plans in Addition to the Merger", "SPECIAL FACTORS -- The Merger Agreement and the Management Agreement", "SPECIAL FACTORS -- Certain Effects of the Transactions", "SPECIAL FACTORS -- Certain Federal Income Tax Consequences" and "SPECIAL
FACTORS -- Effect of the Offer on the Markets for the Shares; Nasdaq Listing; Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

     (a)-(f) The information set forth in the "INTRODUCTION," "SPECIAL
FACTORS -- Background of the Transactions", "SPECIAL FACTORS -- Recommendation of the Board of Directors; Fairness of the Transactions", "SPECIAL
FACTORS -- Opinions of the Financial Advisors", "SPECIAL FACTORS -- Purpose and Structure of the Transactions", and "SPECIAL FACTORS -- Future Plans in Addition to the Merger" of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

     (a)-(c) The information set forth in the "INTRODUCTION," "SPECIAL
FACTORS -- Background of the Transactions", "SPECIAL FACTORS -- Recommendation of the Board of Directors; Fairness of the Transactions", "SPECIAL
FACTORS -- Opinions of the Financial Advisors", "SPECIAL FACTORS -- Purpose and Structure of the Transactions" of the Offer to Purchase and in Exhibits (b)(1),
(2), (3) and (4) of this Schedule 13E-3 is incorporated herein by reference. The reports, opinions or appraisals mentioned in the foregoing information incorporated by reference hereto are available for inspection and copying during normal business hours at Sheridan Healthcare, Inc., 4651 Sheridan Street, Suite 400, Hollywood, Florida 33021. A copy of any such material will also be transmitted by the Company to any interested holder of shares of Company Common Stock or Class A Common Stock (or his representative designated in writing), upon written request and at the expense of such stockholder.

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(b) The information concerning the ownership of and transactions in Shares set forth in the "INTRODUCTION," "SPECIAL FACTORS -- Background of the Transactions", "SPECIAL FACTORS -- Interests of Certain Persons in the Transactions", "THE TENDER OFFER -- Section 6" (Certain Information Concerning the Company"), and "THE TENDER OFFER -- Section 7" ("Certain Information Concerning Purchaser, Parent and Holdings") of the Offer to Purchase and in Exhibits (c)(1)-(13) of this Schedule 13E-3 is incorporated herein by reference. The answer to Item 6 of the Schedule 14D-1 is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information in the "INTRODUCTION," "SPECIAL FACTORS -- The Merger Agreement and the Management Agreement", "SPECIAL FACTORS -- Purpose and Structure of the Transactions", "SPECIAL FACTORS -- Future Plans in Addition to the Merger", "SPECIAL FACTORS -- Interests of Certain Persons in the Transactions", "SPECIAL FACTORS -- Financing of the Transactions" and "THE

TENDER OFFER -- Section 7" ("Certain Information Concerning Purchaser, Parent and Holdings") of the Offer to Purchase and in Exhibits (c)(2)-(c)(12) of this
Schedule 13E-3 is incorporated herein by reference. The answer to Item 7 of the
Schedule 14D-1 is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

     (a)-(b) The information set forth in the "INTRODUCTION," "SPECIAL
FACTORS -- Background of the Transactions", "SPECIAL FACTORS -- Recommendation of the Board of Directors; Fairness of the Transactions" and "SPECIAL
FACTORS -- Interests of Certain Persons in the Transactions" of the Offer to Purchase is incorporated herein by reference.

ITEM 13.  OTHER PROVISIONS OF THE TRANSACTIONS.

     (a) The information set forth in the "INTRODUCTION", "SPECIAL
FACTORS -- Purpose and Structure of the Transactions", "SPECIAL
FACTORS -- Future Plans in Addition to the Merger" and Schedule IV of the Offer to Purchase is incorporated herein by reference.

     (b) Not applicable.

     (c) Not applicable.

ITEM 14.  FINANCIAL INFORMATION.

     (a)-(b) The information set forth in "THE TENDER OFFER -- Section 6" ("Certain Information Concerning the Company") of and Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

     (a) The information set forth in "SPECIAL FACTORS -- Background of the Transactions", "SPECIAL FACTORS -- Purpose and Structure of the Transactions", "SPECIAL FACTORS -- Future Plans in Addition to the Merger", "SPECIAL
FACTORS -- Interests of Certain Persons in the Transactions", "SPECIAL
FACTORS -- Financing of the Transactions" and "THE TENDER OFFER -- Section 7" ("Certain Information Concerning Purchaser, Parent and Holdings") of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in "THE TENDER OFFER -- Section 11" ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference. The answer to Item 8 of the Schedule 14D-1 is incorporated herein by reference.

ITEM 16.  ADDITIONAL INFORMATION.

     The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (d)(1) and (d)(2), is incorporated herein by reference. The answer to Item 10(f) of the Schedule 14D-1 is incorporated herein by reference.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)   Commitment Letter, dated March 24, 1999 to Vestar Capital
         Partners III, L.P. from NationsBank, N.A. and NationsBanc
         Montgomery Securities LLC.
(b)(1)   Fairness Opinion of Salomon Smith Barney Inc., dated March
         24, 1999 (included as Annex A to Exhibit (d)(1)).
(b)(2)   Fairness Opinion of Bowles Hollowell Conner, dated March 24,
         1999 (included as Annex B to Exhibit (d)(1)).
(b)(3)   Presentation to the Company's Board of Directors by Salomon
         Smith Barney Inc. dated March 24, 1999.
(b)(4)   Presentation to the Company's Board of Directors by Bowles
         Hollowell Conner dated March 24, 1999.
(c)(1) Agreement and Plan of Merger, dated as of March 24, 1999, among Parent, Purchaser and the Company (included as Schedule V to Exhibit (d)(1)).
(c)(2)   Employment Agreement, dated as of March 24, 1999, between
         Mitchell Eisenberg and the Company.
(c)(3)   Employment Agreement, dated as of March 24, 1999, between
         Lewis Gold and the Company.
(c)(4)   Employment Agreement, dated as of March 24, 1999, between
         Michael Schundler and the Company.
(c)(5)   Employment Agreement, dated as of March 24, 1999, between
         Jay Martus and the Company.
(c)(6)   Stockholders Agreement, dated as of March 24, 1999, among
         Parent, the Company, Holdings, Gilbert Drozdow, Jay Martus,
         Michael Schundler, Lewis Gold and Mitchell Eisenberg.
(c)(7)   Subscription and Tender Agreement, dated as of March 24,
         1999, between Mitchell Eisenberg and Parent.
(c)(8)   Subscription and Tender Agreement, dated as of March 24,
         1999, between Lewis Gold and Parent.
(c)(9)   Subscription and Tender Agreement, dated as of March 24,
         1999, between Jay Martus and Parent.
(c)(10)  Subscription and Tender Agreement, dated as of March 24,
         1999, between Michael Schundler and Parent.
(c)(11)  Subscription and Tender Agreement, dated as of March 24,
         1999, between Gilbert Drozdow and Parent.
(c)(12)  Tender Agreement, dated as of March 24, 1999, between Robert
         Coward and Parent.
(c)(13)  Guaranty Agreement dated as of March 24, 1999, between
         Vestar Capital Partners III, L.P. and the Company.
(d)(1)   Offer to Purchase dated March 31, 1999.
(d)(2)   Letter of Transmittal.
(d)(3)   Notice of Guaranteed Delivery.
(d)(4)   Letter from the Information Agent to Brokers, Dealers,
         Commercial Banks, Trust Companies and Other Nominees.
(d)(5)   Letter to Clients for use by Brokers, Dealers, Commercial
         Banks, Trust Companies and Other Nominees.
(d)(6)   Joint Press Release dated March 25, 1999.
(d)(7)   Summary Advertisement dated March 31, 1999.
(d)(8)   Guidelines for Certification of Taxpayer Identification
         Number on Substitute Form W-9.
(e)      Section 262 of the Delaware General Corporation Law
         (included as Schedule IV to Exhibit (d)(1)).
(f)      Not applicable.
(g)      Tender Offer Statement on Schedule 14D-1 filed by Holdings,
         Parent and Purchaser on March 31, 1999.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          VESTAR/SHERIDAN INVESTORS, LLC

                                          By:      VESTAR CAPITAL PARTNERS III,
                                              L.P.,
                                            ------------------------------------
                                            its Sole Member

                                          By:      VESTAR ASSOCIATES III,
                                              L.P.,
                                            ------------------------------------
                                            its General Partner

                                          By:      VESTAR ASSOCIATES CORPORATION
                                              III
                                            ------------------------------------
                                            its General Partner

                                          By:      JAMES L. ELROD, JR.

                                            ------------------------------------
                                            Name: James L. Elrod, Jr.
                                            Title:  Vice President

                                          VESTAR/SHERIDAN HOLDINGS, INC.

                                          By:      JAMES L. ELROD, JR.

                                            ------------------------------------
                                            Name: James L. Elrod, Jr.
                                            Title:  President

                                          VESTAR/SHERIDAN, INC.

                                          By:      JAMES L. ELROD, JR.

                                            ------------------------------------
                                            Name: James L. Elrod, Jr.
                                            Title:  President

                                          SHERIDAN HEALTHCARE, INC.

                                          By:      JAY A. MARTUS

                                            ------------------------------------
                                            Name: Jay A. Martus
                                            Title:  Vice President and General
                                              Counsel

                                          MITCHELL EISENBERG

                                          --------------------------------------
                                          Mitchell Eisenberg

                                          LEWIS D. GOLD

                                          --------------------------------------
                                          Lewis D. Gold

                                          MICHAEL F. SCHUNDLER

                                          --------------------------------------
                                          Michael F. Schundler

                                          GILBERT L. DROZDOW

                                          --------------------------------------
                                          Gilbert L. Drozdow

                                          JAY A. MARTUS

                                          --------------------------------------
                                          Jay A. Martus

                                          ROBERT J. COWARD

                                          --------------------------------------
                                          Robert J. Coward

March 31, 1999

                                 EXHIBIT INDEX

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
(a)(1) Commitment Letter, dated March 24, 1999 to Vestar Capital Partners III, L.P. from NationsBank, N.A. and NationsBanc Montgomery Securities LLC.
(b)(1) Fairness Opinion of Salomon Smith Barney Inc., dated March 24, 1999 (included as Annex A to Exhibit (d)(1).
(b)(2) Fairness Opinion of Bowles Hollowell Conner, dated March 24, 1999 (included as Annex B to Exhibit (d)(1).
(b)(3) Presentation to the Company's Board of Directors by Salomon Smith Barney, Inc. dated March 24, 1999.
(b)(4) Presentation to the Company's Board of Directors by Bowles Hollowell Conner dated March 24, 1999.
(c)(1) Agreement and Plan of Merger, dated as of March 24, 1999 among Parent, Purchaser and the Company (included as Exhibit
         (V) to Exhibit (d)(1)).
(c)(2) Employment Agreement, dated as of March 24, 1999, between Mitchell Eisenberg and the Company.
(c)(3) Employment Agreement, dated as of March 24, 1999, between Lewis Gold and the Company.
(c)(4) Employment Agreement, dated as of March 24, 1999, between Michael Schundler and the Company.
(c)(5) Employment Agreement, dated as of March 24, 1999, between Jay Martus and the Company.
(c)(6) Stockholders Agreement, dated as of March 24, 1999, among Parent, the Company, Holdings, Gilbert Drozdow, Jay Martus, Michael Schundler, Lewis Gold, Mitchell Eisenberg.
(c)(7) Subscription and Tender Agreement, dated as of March 24, 1999, between Mitchell Eisenberg and Parent.
(c)(8) Subscription and Tender Agreement, dated as of March 24, 1999, between Lewis Gold and Parent.
(c)(9) Subscription and Tender Agreement, dated as of March 24, 1999, between Jay Martus and Parent.
(c)(10) Subscription and Tender Agreement, dated as of March 24, 1999, between Michael Schundler and Parent.
(c)(11) Subscription and Tender Agreement, dated as of March 24, 1999, between Parent and Gilbert Drozdow.
(c)(12) Tender Agreement, dated as of March 24, 1999 between Parent and Robert Coward.
(c)(13) Guaranty Agreement, dated as of March 24, 1999, between Vestar Capital Partners III, L.P. and the Company.
(d)(1)   Offer to Purchase dated March 31, 1999.
(d)(2)   Letter of Transmittal.
(d)(3)   Notice of Guaranteed Delivery.
(d)(4) Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(d)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(d)(6)   Joint Press Release dated March 25, 1999.
(d)(7)   Summary Advertisement dated March 31, 1999.
(d)(8) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(e)      Section 262 of the Delaware General Corporation Law.
(f)      Not applicable.
(g) Tender Offer Statement on Schedule 14D-1 filed by Holdings, Parent and Purchaser on March 31, 1999.
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